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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BNP Residential Properties, Inc.
(Name of Issuer)
Common Stock, Par Value $.01
(Title of Class of Securities)
05564T103
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

13G

CUSIP No.	05564T103	Page	2	of	5

1	NAMES OF REPORTING PERSONS: B. Mayo Boddie

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		485,234.41

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,775

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		485,234.41

WITH:	8	SHARED DISPOSITIVE POWER:

		4,775

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	490,009.41

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

13G
Page 3 of 5 Pages
Item 1.
(a)	Name of Issuer: BNP Residential Properties, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

301 South College Street Suite 3850 Charlotte, North Carolina 28202-6024
Item 2.
(a)	Name of Persons Filing: B. Mayo Boddie

(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 1908 Rocky Mount, North Carolina 27802-1908

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, Par Value $.01

(e)	CUSIP Number: 05564T103
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount Beneficially Owned: 490,009.41

(b)	Percent of Class: 4.73%

(c)	Number of shares as to which each reporting person has:

13G
Page 4 of 5 Pages
(i)	Sole power to vote or to direct the vote: 485,234.41 shares

(ii)	Shared power to vote or to direct the vote: 4,775 shares

(iii)	Sole power to dispose or to direct the disposition of: 485,234.41 shares

(iv)	Shared power to dispose or to direct the disposition of: 4,775 shares
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
With respect to the shares indicated in Item 4(c)(ii) and Item 4(c)(iv) above over which B. Mayo Boddie shares voting or disposition power, another person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
(a)	Not Applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G
Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2006

/s/ B. Mayo Boddie

Signature

B. Mayo Boddie

Name